UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Blueknight Energy Partners, L.P.
(Name of Issuer)

Common Units
(Title of Class of Securities)

09625U109
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]           Rule 13d-1(b)

[ ]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. DG Capital Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,706,525 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,706,525 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,525 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 7.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IA (Investment Adviser)

1	Names of Reporting Persons. Dov Gertzulin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,706,525 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,706,525 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,706,525 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 7.4% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Blueknight Energy Partners, L.P.
(b)	Address of Issuer’s Principal Executive Offices
201 NW. 10th, Suite 200 Oklahoma City, OK 73103

Item 2.

(a)	Name of Person Filing
DG Capital Management, LLC Dov Gertzulin
(b)	Address of Principal Business Office or, if none, Residence
460 Park Avenue, 13th Floor New York, NY 10022
(c)	Citizenship
DG Capital Management, LLC - Delaware Dov Gertzulin - United States
(d)	Title of Class of Securities
Common Units
(e)	CUSIP Number
09625U109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2013, DG Capital Management, LLC was an indirect beneficial owner of 1,335,810 shares of Common Units and 370,715 shares of Series A Preferred Units.  The percentages herein are calculated based upon the 370,715 shares of Series A Preferred Units convertible on a 1:1 ratio to Common Units and the 22,777,262 shares of Common Units issued and outstanding as of November 1, 2013, as reported on the Issuer’s Form 10-Q filed with the SEC on November 6, 2013.

(a)	Amount Beneficially Owned***
DG Capital Management, LLC - 1,706,525 shares Dov Gertzulin - 1,706,525 shares
(b)	Percent of Class
DG Capital Management, LLC - 7.4% Dov Gertzulin - 7.4%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
	(ii)	shared power to vote or to direct the vote
DG Capital Management, LLC - 1,706,525 shares Dov Gertzulin - 1,706,525 shares
	(iii)	sole power to dispose or to direct the disposition of
DG Capital Management, LLC - 0 shares Dov Gertzulin - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
DG Capital Management, LLC - 1,706,525 shares Dov Gertzulin - 1,706,525 shares

*** Shares reported herein are held by DG Value Partners, LP, DG Value Partners II Master Fund, LP, DG Credit Opportunities, LP, A&J Contracting, LLC, Special Situations, LLC and Special Situations X, LLC (the “DG Entities”), for which DG Capital Management, LLC exercises discretionary investment management authority.  Dov Gertzulin serves as managing member of DG Capital Management, LLC.  Each of the DG Entities beneficially owns less than five percent of the shares reported herein.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 26, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 11, 2014

DG CAPITAL MANAGEMENT, LLC

By: /s/ Dov Gertzulin
Dov Gertzulin, Managing Member

By: /s/ Dov Gertzulin
Dov Gertzulin, Individually